Exhibit 99.1

Trilogy International Partners Inc. Announces Completion of Class C Unit Redemption Request

Bellevue, WA, October 18, 2021 – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), today announced that its subsidiary, Trilogy International Partners LLC (“Trilogy LLC”), has completed the redemption of its outstanding Class C Units. As previously announced, Trilogy LLC had requested that holders of Trilogy LLC’s Class C Units consider exercising their contractual right to redeem such Class C Units for TIP Inc. common shares (“Common Shares”). Pursuant to the terms of the Trilogy LLC operating agreement, Class C Unit holders were entitled to receive one Common Share for each Trilogy LLC Class C Unit tendered for redemption.

After giving effect to voluntary redemptions, fewer than 1,966,745 Class C Units were outstanding. The terms of the Trilogy LLC operating agreement required that Trilogy LLC redeem the remaining Class C Units for an equivalent number of Common Shares. As a result of the redemption and giving effect to two Class C Unit holders who were not eligible under applicable securities laws to receive Common Shares and were paid in cash, an aggregate of 86,461,484 Common Shares are now issued and outstanding.

About Trilogy International Partners Inc.
TIP Inc. is the parent company of Trilogy LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Trilogy Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development